LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

NET CAPITAL:

Total ownership equity	$ 506,964
Ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	506,964
Additions for deferred income tax liabilities resulting from assets that are non-allowable for net capital	51,000
Total capital and allowable credits	557,964
Deductions for non-allowable assets	(286,777)
Net capital before haircuts on securities positions	271,187
Haircuts on securities:	
Current investments (money market funds 2%)	(6,843)
Net capital	$ 264,344

AGGREGATE INDEBTEDNESS:

Total liabilities (less deferred income taxes) from balance sheet	$ 340,715

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required	$ 22,714
Excess net capital	$ 241,630
Excess net capital at 1000% (Net capital - 10% of aggregate indebtedness)	$ 230,273
Ratio of aggregate indebtedness to net capital	1.3 to 1

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2015, as amended on February 29, 2016):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 264,344
Reconciling items	-
Net capital per above	$ 264,344